Will H. Cai

+852 2293 2366

wcai@cooley.com

April 8, 2019

Confidential

Mr. Robert Telewicz, Accounting Branch Chief

Mr. Eric Mcphee, Staff Accountant

Ms. Sonia Barros, Assistant Director

Mr. Joshua Lobert, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	FANGDD NETWORK GROUP LTD (CIK No. 0001750593)

Response to the Staff’s Comments on the Draft Registration

Statement on Form F-1 Confidentially Submitted on March 5, 2019

Dear Mr. Telewicz, Mr. Mcphee, Ms. Barros and Mr. Lobert:

On behalf of our client, FANGDD NETWORK GROUP LTD, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 26, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on March 5, 2019 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review. The Company will update the Revised Draft Registration Statement to include its audited consolidated financial statements as of, and for the year ended December 31, 2018.

To facilitate the Staff’s review, the Company has separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to the Staff’s comments by providing explanations to address the comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Notes to the Consolidated Financial Statements

(l) Deposits with real estate developers, page F-16

1.    We note your response to comment 16. Please expand your response and your disclosure to elaborate on how you determined that the likelihood that a real estate developer would cause you to purchase any unsold properties under a Sales Commitment Arrangement is remote. Please address the following in your response and revised disclosure:

•

Discuss the fact that you began entering into these Sales Commitment Arrangements in 2016, and as such your experience with these types of contracts is very limited and explain how that factored into your analysis.

Cooley LLP   China World Office 2   Suite 1808   No. 1 Jianguomenwai Avenue, Beijing 100004, China

t: +86 10 8540 0600   f: +86 10 8540 0700   cooley.com

U.S. Securities and Exchange Commission FANGDD NETWORK GROUP April 8, 2019 Page 2	Privileged & Confidential

Although the Company lacked the experience in entering into Sales Commitment Arrangements with real estate developers before 2016, the Company and its key management have extensive knowledge and experience in the relevant real estate markets within the PRC that pre-dates 2016, and the Company has in place a robust risk management process that guides its selection of projects, negotiation of terms and ongoing monitoring of risks. The following paragraphs explain these further.

Firstly, both the Company and its key management have extensive knowledge and experience in the relevant real estate markets within the PRC. The co-founders of the Company, Mr. Yi Duan and Mr. Xi Zeng have solid experience in PRC’s real estate industry. Before founding the Company in 2011, Mr. Yi Duan and Mr. Xi Zeng were the managing director and the manager of Suzhou Best Team Real Estate Cooperation Service Co., Ltd. since 2000 and 2002, respectively. The director of the Company, Ms. Li Xiao has more than 20 years of experience in PRC’s real estate industry. From 1994 to 2014, Ms. Xiao worked at China Vanke Co., Ltd., which is dual-listed in both PRC and Hong Kong stock exchange markets, where she held multiple positions consecutively, including director, vice president, the head of general manager office, the head of the board office, and the secretary of the board.

The Company specializes in tier 2 or tier 3 cities or remote areas in major cities where there is less historical market price information and local real estate agency firms are fragmented and have less geographical coverage (see our response to the second bullet of Question 2 below for a discussion about the value created for real estate developers). Some of the strengths of the Company lie in its strong and proprietary database of historical property transactions and its established relationship with the local agency firms. Since the inception of its business in 2011, the Company has, through its normal course of business, been capturing property transactions data for different types of properties in the relevant markets which include transaction volume, transaction price, length of sales period required to sell all properties units, and continuously extended its agency network in different cities. Therefore, by 2016 the Company had accumulated a substantial amount of data to support its business decisions in entering into Sales Commitment Arrangements. Such database and agency network facilitate the Company’s ability to perform comprehensive and sophisticated analysis about the potential demand under different price levels for different types of properties and under different market environments on a quality and timely basis, help the Company gather real-time feedback from agents in respect of the latest home buying experience of potential or actual buyers on a specific property or similar property, and help real estate developers sell their properties quicker and at a higher price. With such information and network, the Company can more critically evaluate whether it should offer a sales commitment, what base transaction price is acceptable, how long the exclusive sales period should be obtained, what pricing strategy should be adopted and how the pricing should be adjusted throughout the exclusive sales period.

Secondly, in terms of its risk management process, as the Company had accumulated extensive property transaction data and built up its agency network through its business, the Company started in 2016 to enter into Sales Commitment Arrangements only after it became confident that the risks of entering into such arrangements would be manageable. Among other things, the Company is highly selective of the projects where it would be willing to enter into such arrangements. The Company’s extensive transaction database and its capability of reaching a vast number of property agents through its internet platform have enabled the Company to estimate the demand and acceptable price level of a specific listing more accurately than the real estate developers, which have made the Company capable of formulating more appropriate strategy to offer and negotiate with the developers about the sales commitment terms like minimum base transaction price and length of exclusive sales period. To minimize the Company’s risk, the Company took a prudent approach in this selection process: as an example, it only agreed to a sales commitment in 17 out of thousands of developers’ projects listed on the Company’s platform in 2016 and 2017, and did not enter into any sales commitment arrangements at all in 2018 (see our response to the second bullet of Question 1 below). Also, the Company tends to select those developers with which the Company has good relationships and those listings that are at their later phases of sales such as phase 2 or 3 so that the Company could also benefit from the most recent transaction data specific to that property. When negotiating the minimum base transaction price with developers, the Company normally starts with a significant discount on the price levels currently acceptable by the homebuyers as indicated by the results of its robust analysis and feedback obtained from agents mentioned above. The Company’s project managers would also closely monitor the actual sales of property units throughout the sales period and would take immediate action like downward adjustment on property price and upward adjustment on agent commission rate, as and when necessary.

Cooley LLP   China World Office 2   Suite 1808   No. 1 Jianguomenwai Avenue, Beijing 100004, China

t: +86 10 8540 0600   f: +86 10 8540 0700   cooley.com

U.S. Securities and Exchange Commission FANGDD NETWORK GROUP April 8, 2019 Page 3	Privileged & Confidential

Although the Company has not entered into sales commitment arrangements until 2016, by having extensive experience in the market, robust data analysis, an established agency network, robust risk management process covering the selection of projects, the negotiation strategy with real estate developers including the negotiation of terms around exclusivity, base transaction price, sales period and other protective terms with real estate developers and ongoing monitoring and follow-up measures throughout the sales period, the Company believes it has reduced the risks related to unsold properties to a sufficient extent and hence is of the view that the associated risks are remote.

•

Explain how you considered the fact that the success of these property sales is highly susceptible to numerous factors outside of your influence, including possible contractions in the real estate market, changes to government regulations, and competition from similar projects.

As discussed in our previous response letter dated March 26, the Company considers the guidance in paragraph 606-10-32-11 through 606-10-32-13 on constraining estimates of variable consideration in these sales commitment arrangements. In this regard, the Company has included in its assessment those factors that are not wholly within the Company’s control, including possible contractions in the real estate market, changes to government regulations, and competition from similar projects, and determines that the likelihood of a reversal of commission income (in the form of penalty arising from the forfeiture of deposits) is either low or that the potential magnitude of the revenue reversal would not be significant. The underlying rationale for this conclusion is detailed more fully in our response to the first bullet of Question 1 above, but we address specifically the questions raised as follows.

Competition from similar projects: The Company in its risk assessment has taken into account the (potential) competition from other property projects in the same city or district, either currently in sales or expected to be launched in the near future, in assessing the expected demand and the price levels that would be acceptable to homebuyers and in negotiating the base transaction price with the developers.

Possible contraction in the real estate market: The Company determines that the residual exposure to this uncertainty is low given its various risk management measures and other considerations mentioned in our response to Question 1 above. In addition: i) the sales period is very short (6 months at maximum) under these sales commitment arrangements and ii) the Company’s management has extensive experience, knowledge and insights about the latest real estate market development in the PRC which enables them to assess the risk of a sales commitment based on the expected real estate market environment from time to time. For instance, based on the prevailing market environment, the Company has revised the strategy and decided not to enter into any new sales commitment arrangement with developers from 2018 onwards. During the year ended December 31, 2018, the Company completed all the sales commitment arrangement entered in 2017 with all properties sold at original or extended sales period and deposits fully refunded from the developers.    As at December 31, 2018, the Company did not have any outstanding sales commitment arrangement entered with the developers and the Company would plan to disclose this fact when it updates its financial statements to include this period.

Changes to government regulations: In order to protect the Company from adverse impact on sales resulting from change in government regulations, all sales commitment agreements entered with developers contain terms that allow early termination without compensation for any reasons caused by local regulatory and executive authorities’ action or decision.

•

We note that while some local government authorities have implemented regulations that prohibit real estate agencies from entering into cooperation agreements with firm-commitment clauses, you are not currently, and have not in the past been, subject to such regulations. Given your disclosure that you have not operated in such areas, explain why you considered this to be a factor in your analysis.

Cooley LLP   China World Office 2   Suite 1808   No. 1 Jianguomenwai Avenue, Beijing 100004, China

t: +86 10 8540 0600   f: +86 10 8540 0700   cooley.com

U.S. Securities and Exchange Commission FANGDD NETWORK GROUP April 8, 2019 Page 4	Privileged & Confidential

In recent years, local PRC governmental authorities have issued a number of restrictive rules on the real estate market. Following the request of the central government, certain cities in the PRC in which the Company has no operations with Sales Commitment Arrangement have announced detailed regulations to prohibit real estate agencies from entering into cooperation agreements with firm-commitment clauses. Both the Company and the real estate developers acknowledge that local government authorities in areas that the Company currently operates may mirror other government authorities to implement similar regulations or impose similar restriction in practice from time to time. The local government authorities in the PRC generally impose these types of restrictions and require their implementation in a very short period of time, which is difficult for the Company and the developers to anticipate. From both a business and accounting perspective, it is important that the Company actively monitors local regulatory developments. Given that there is a general trend of tightening government regulation over real estate industry in the PRC, any sudden change in regulations from time to time or restriction on firm commitment clauses in practice imposed by governmental authorities in the areas that the Company currently operates may expose both the Company and the developers to additional risks. If such regulations were implemented in a jurisdiction in which the Company had a Sales Commitment Arrangement, it would be of mutual interest of both the Company and the real estate developers to amend the arrangement so as not to transfer the legal ownership of unsold properties but rather complete the sales agency transaction by allowing a longer sales period or revising the base transaction price.

The Company will make expanded disclosure about the sales commitment arrangement when the 2018 consolidated financial statements are included.

2.    Please address the following with respect to your accounting for Sales Commitment Arrangements under ASC 606:

•	Please explain in greater detail how you determined that the two promised services are not separately identifiable and therefore not distinct for the purposes of ASC 606-10.

Under a Sales Commitment Arrangement, a real estate developer gets cash up front, obtains sales services, and is insulated from the market risk of being unable to sell the properties at a good price. The Company gets an enhanced commission rate plus an exclusive sales period. The real estate developer pays commission on individual sales on a success basis.

The Company is of the view that the value of the Company’s service to the property developer, as evidenced by the success fee arrangement, is to facilitate a sale of the property units. By assuming the roles of a sales agent and contingently agreeing to buy unsold properties at the end of the term, the Company is exposed to the same nature of risk, which is the risk of being not able to sell the property units. If the Company performs well as a sales agent and successfully sells all of the units, the undertaking will not have any additional value to the property developer. The undertaking will only provide value to the property developer if the Company fails to fulfill its promise of selling all the units. As discussed in Basis for Conclusion paragraphs 103-106 to ASC 606 and Basis for Conclusion paragraph 30 to ASU 2016-10, the factors in paragraph ASC 606-10-25-21 are based on the same underlying principle of inseparable risks. While ASC 606 does not use the terminology of “separable risk”, the notion of “separately identifiable” in ASC 606-10-25-19(b) is based on the notion of “separable risk.” In this regard, the Company considers that its assessment about distinct performance obligation in relation to sales agency service and its contingent promise to buy unsold properties to which the sales agency service relates is consistent with the requirements in ASC 606-10-25-19. If the Company’s overall promise in typical agency arrangements without sales commitment is to help the property developers sell their property units on a best-efforts basis, what the sales commitment adds to the overall promise is that the Company undertakes to help the property developer sell all property units.

Putting it differently, in essence the sales commitment is to provide the property developer with an assurance that, by appointing the Company as the exclusive sales agent, all of its property units will be successfully sold; purchasing the unsold units, if any, is a way of remedying its failure of performance i.e. selling all the units as promised when obtaining the exclusive sales right. The commitment undertaking hence does not provide a separate service that is distinct from its performance as a sales agent. Rather, it serves as a performance penalty to reduce the commission income entitled by the Company when the property units are not all sold at the end of the exclusive sales period or are sold at a price lower than the base transaction price. Therefore it is a form of variable consideration accounted for in accordance with ASC 606-10-32-8.

Cooley LLP   China World Office 2   Suite 1808   No. 1 Jianguomenwai Avenue, Beijing 100004, China

t: +86 10 8540 0600   f: +86 10 8540 0700   cooley.com

U.S. Securities and Exchange Commission FANGDD NETWORK GROUP April 8, 2019 Page 5	Privileged & Confidential

The Company has also considered whether its role in the sales commitment arrangement was analogous with that of an asset manager that undertakes to distribute and underwrite the sale of fund units. The Audit and Accounting Guide on Revenue Recognition issued by the AICPA Financial Reporting Executive Committee covers the accounting for “distribution services” which include “underwriting and distribution of fund shares and other marketing and distribution activities” (paragraph 4.1.11), and paragraph 4.6.10 notes that “FinREC believes that sales-related services provided to the fund would generally be considered a single performance obligation (sales-related performance obligation).” Similarly, paragraph 5.6.51 in the context of underwriting revenue by a broker-dealer notes that “although a broker-dealer may perform different roles in the underwriting process, these services are essentially the same; the promised service is ultimately to raise capital for the issuer. These services are highly interrelated in that the issuer’s ability to benefit is dependent on the successful completion of all of the individual promised services. FinREC believes the nature of securities underwriting services is raising capital on behalf of the issuer and will generally be accounted for as a single performance obligation.”

•	Clarify for us how marketing properties through Sales Commitment Arrangements results in potentially higher returns for real estate developers.

Most of property projects under Sales Commitment Arrangements are in the tier 2 or tier 3 cities or remote areas in major cities. In the traditional model for selling such projects, real estate developer usually engages one or two property agency firms located near the property to provide the agency services. Given the limited number, limited geographical reach and the highly fragmented nature of local agency firms, real estate developers generally cannot maximize their returns due to the limited sales channel marketing resources and reach of these local agency firms to reach potential buyers and the possibility that they use a potentially unsophisticated or inappropriate pricing strategy to sell properties in the absence of a robust pricing model and analysis such as that used by the Company.

In contrast, the Company believes that it addresses the real estate developers’ needs by reaching vast number of registered agents and potential buyers through its platform. In the PRC, there is no equivalent of a Multiple Listing Service that provides listing services and, therefore, real estate developers require a service similar to service of the Company to fairly price and expeditiously sell their developments. Otherwise, real estate developers may either underprice units in their development reducing their potential profits or overprice their units increasing their carrying costs and exposing themselves to the risks and costs associated with having unsold units for an extended period. The Company’s ability to organize, manage, and direct otherwise fragmented agents in a coordinated manner is unparalleled because the Company could match vast number of agents and align them with a coherent strategy when promoting and facilitating the property site visits. In addition, through these agents and the Company’s platform, the Company is able to reach more potential homebuyers and sell the properties at a higher price acceptable by home buyers as discussed in our response to Question 1 of Part I.

•	Explain to us whether agents are entitled to their full share of the sales commission at the time a property sales contract is signed.

The agents are entitled to their full share of the sales commission at the time the home buyer signs sale and purchase agreements with the property developer and pays the down payment.

Cooley LLP   China World Office 2   Suite 1808   No. 1 Jianguomenwai Avenue, Beijing 100004, China

t: +86 10 8540 0600   f: +86 10 8540 0700   cooley.com

U.S. Securities and Exchange Commission FANGDD NETWORK GROUP April 8, 2019 Page 6	Privileged & Confidential

3.    With respect to your arrangements with funding partners, explain to us in greater detail how you determined the actions taken by the funding partners represent active participation rather than due diligence prior to extending funding. In that regard, please elaborate on the funding partners participation in strategy and marketing process and explain to us how any disagreements during that process are resolved. Finally, please expand on the profit sharing basis set out in the Collaborative Agreements. Your response should include, but not be limited to, a discussion of how profit sharing in a typical Collaborative Agreement in structured, which party is paid first, and whether any party has the ability to cancel the arrangement and exit with a predetermined amount.

Arrangements involving funding partners and are treated as collaborative arrangements are different from those described in our response to Comment #1 and #2 above in that in such arrangements it is the funding partner rather than the Company that is primary responsible for making the deposits to the developers and for the commitment to purchase any unsold units at the end of the exclusive sales period. The funding partners are equity-accounted investees of the Group and entered into tri-party agreement with the Company and developers, pursuant to which the Company is the primary obligor to provide the agency services and the funding providers is primary obligor to advance the deposits and to the purchase of unsold properties under the tri-party agreement. Simultaneously, these funding providers entered into collaborative agreement with the Company as disclosed in note 12 (3) to the consolidated financial statements. These funding providers have extensive experience in real estate funding projects, and have their own real estate specialists and maintain their own real estate transaction record database in some cities. Accordingly, they have the motivation and capability to actively participate in the process not only after the signing of the Sales Commitment Arrangement but also in the project evaluation and acceptance stage including joint selection of projects based on marketability assessment, joint setting of the minimum base transaction price and exclusive sales period together with the Company for negotiation with the developers. In respect of strategy and marketing process, notwithstanding the Company is primarily responsible for designing and executing the sales plan as well as managing and directing its registered agents to facilitate the property transactions, the Company cannot unilaterally decide the sales plan and pricing without getting the mutual consent from the funding providers. Given that both the Company and funding partners have exposure to both upside and downside scenarios that both are incentivized in deciding on the strategic decisions as further discussed in our response on profit sharing ratio below, the Company has to make ongoing discussion with the funding providers about the sales status, the Company’s thought or revised plan about the strategy and pricing based on its own analysis. The funding providers would also share their views in these aspects for discussion with the Company and agrees with the latter a final plan on sales and marketing strategy from time to time during the sales period.

Whenever the views of the Company and the fund providers differed in respect of these sales commitment arrangement in 2016 and 2017, both parties resolved the disagreement solely through continuing discussion so as to reach a consensus on issues. No party has the ability to cancel the arrangement and exit with a predetermined amount.

In respect of the profit sharing basis under those Collaborative Agreements entered in 2016 and 2017, there are generally two types of revenue sharing structure as follows:

Type I

First step – The revenue earned under the arrangement are first distributed to the funding providers up to an amount that would give the funding providers a specified fixed rate of return (say 10%) of the average deposit balance.

Second step – The excess commission revenue after the first step, if any, is allocated to the Company based on a fixed percentage (say 2%-5%) of the sold property value to compensate the commission cost payable to registered agents by the Company.

Cooley LLP   China World Office 2   Suite 1808   No. 1 Jianguomenwai Avenue, Beijing 100004, China

t: +86 10 8540 0600   f: +86 10 8540 0700   cooley.com

U.S. Securities and Exchange Commission FANGDD NETWORK GROUP April 8, 2019 Page 7	Privileged & Confidential

Third step – The remaining commission revenue after Steps 1 and 2, if any, is shared between the Company and the fund providers based on a pre-determined fixed ratio (say a 50-50 split) or a variable ratio based on the overall project IRR. The project IRR is typically determined as overall project income/ overall property value under the project which generally provides a larger share of this pool of commission revenue for the Company if the total commission rate earned on the project is higher. For instance, if IRR is less than 25%, the fund provider and the Company would share 50% each; If the IRR is between 25% to 35%, the fund providers and the Company would share 40%and 60% respectively; If the IRR is over 35%, the fund providers and the Company would share 30%and 70% respectively.

Type II

First step – The revenue earned under the arrangement are first distributed to the funding providers up to an amount that would give the funding providers a specified fixed rate of return (say 10% pa) of the average deposit balance.

Second step – The remaining commission revenue after the first step, if any, is shared between the Company and the fund providers based on a pre-determined fixed ratio (say a 50/50 split).

Although the revenue earned under the arrangement is first allocated to the funding providers (i.e. in step one), there is no guaranteed return to the funding providers. There is also no guaranteed profit for the Company. The Company considers the guidance under ASC 808-10-15-11 (c) which states that participants may not be exposed to significant risk and rewards when initial profits are allocated to one participants. The Company determines that initial profits are not considered being allocated to the fund providers first based on the reasons below.

Firstly, unlike start-up businesses or early stage collaborative activities with significant uncertainties as to when they could generate profits to be allocated to the participants, the commercial rationale of the sales commitment arrangement is to provide liquidity to the real estate developers and to facilitate the sale of properties as quickly as possible and at the highest price all within a short period (generally within 6 months). Consequently, any profit from these collaborative arrangements manifests itself within a compressed timeframe such that the steps outlined above are more protective rather than participatory; that is, both the initial and the final accounting of profits occur within a short period.

Secondly, as the funding providers are Company’s equity investees (see note 9 to the consolidated financial statements), the fixed return allocated to the funding providers in step one is also shared by the Company indirectly through the equity method pick-up over the results of the equity investees.

Thirdly, as the primary obligor for advancing the deposits to developers and for the commitment to purchase unsold units, notwithstanding the priority in allocating the proceeds to cover the costs of funding as described above it is the funding partners rather than the Company that are primarily exposed to the downside risks associated with such arrangements, including market risks, the performance risks of the Company and the credit risks of developers. The Company’s exposure to such risks is indirect and only to the extent of its investments in the funding partners.

(r) Revenue, page F-19

4.    We note your response to our prior comment 18. Please provide us with the following additional information with respect to your analysis of the criteria in ASC Topics 606-10-55-36 through 606-10-55-40:

•

Your response indicates that the scope of services provided under Properties Sales Agreements are wider than those provided by the agents. Please tell us what additional services are provided to developers under the property sales agreements and the significance of the revenue attributed to those services compared to agency services. In your response, tell us whether multiple performance obligations are contained in your Properties Sales Agreements and the rationale behind your conclusion.

The services provided by the Company under Properties Sales Agreement are set out in our response to your comment #18 in our previous response letter dated March 5, 2019, which are wider than those provided by the agents as disclosed in that response letter.

Cooley LLP   China World Office 2   Suite 1808   No. 1 Jianguomenwai Avenue, Beijing 100004, China

t: +86 10 8540 0600   f: +86 10 8540 0700   cooley.com

U.S. Securities and Exchange Commission FANGDD NETWORK GROUP April 8, 2019 Page 8	Privileged & Confidential

While the Properties Sales Agreement specifies various activities to be carried out by the Company, the Company has assessed that there is only one performance obligation under the Agreement, which is to sell the properties on behalf of property developers. The Company earns a commission only if it successfully sells the property to a buyer i.e. it is a purely success fee-based arrangement. The property developer is primarily paying for the service on which the commission is based on i.e. selling the property to a buyer. The overall objective of all the services specified in the agreement is to get the property units sold. The property developer does not benefit from those services if the property does not get sold. Therefore, the Company considers that the different services specified in the Agreement together with other sales-related activities carried out by the Company but not explicitly specified in the Agreement are its inputs to deliver the combined output required by the property developer – facilitating the sale of property units.

•

Tell us how, if at all, developers are able to interact with agents either on, or outside your platform. In your response, tell us whether developers are able to view information about agents on your platform and select specific agents to provide services.

The developers are unable to interact with agents either on, or outside the platform. Also, they are unable to view information about agents on our platform and have no right to select specific agents to provide services.

•

Explain to us whether the company enters into separate agreements with agents at the time of, or in anticipation of entering into a Properties Sales Agreement with a developer, or if agreements with agents are executed at the time the agent registers to use your platform.

The Company separately enters into 2 sets of agreements with agents; one is executed at the time the agent registers to use the platform and is subject to renewal at the Company’s discretion, and it is mainly for the purpose of monitoring the behaviors of the registered agents to access the information on the platform; and the other one is executed between the Company and the registered agents when the registered agents commence the agency services, which sets out the rules and policies governing the behaviors of registered agents in the process of providing agency services. Both agreements are not designated to any specific properties sales project.

•

Provide us with more information on how the commission rate between the company and the agents is determined. In your response, explain to us whether a standard commission is determined when an agent registers for your platform, or whether a new commission rate is negotiated whenever the company enters into an agreement with a developer.

Commission rate with developers were negotiated and agreed upfront on a project-by-project basis. Independently, the Company determines the agents’ commission rate on project basis, which varies depending on the sales difficulty of relevant property such as the property unit size and location, and other market environment. Also, depending on the up-to-date sales results during the course of sales period, the Company would adjust the agents’ commission rate at its sole discretion in response to the market condition. There is no standard commission rate payable to registered agents.

•	Tell us how the company monitors the performance of agents.

The Company’s agent management team is critical to the success of the platform’s registered agents. The management team strives to provide sufficient professional trainings throughout the process as well as real time assistance during the normal course of business. The team also conducts strict ongoing monitoring of agent’s work performance and services to the buyers before any directions or re-directions are given to the agents. Given the risks to the Company’s reputation if any registered agents misbehave, a set of stringent rules are implemented to manage the agents and agencies activities and performances. In general, these activities can be divided in large into different stages: approaching buyers, bringing them to visit property sales center, and executing the sales and purchase agreements.

Cooley LLP   China World Office 2   Suite 1808   No. 1 Jianguomenwai Avenue, Beijing 100004, China

t: +86 10 8540 0600   f: +86 10 8540 0700   cooley.com

U.S. Securities and Exchange Commission FANGDD NETWORK GROUP April 8, 2019 Page 9	Privileged & Confidential

In the stage of approaching buyers, the Company requests the agents to follow their project sales strategy in the process of approaching the buyers such as the targeted buyers of property projects and where to reach them, the specific wordings (covers key selling features and the information of the property project) when agents introduce the property to the buyers, specially designed site visit route (e.g. avoid unpleasant scenes such as garbage collection point), site visit time (e.g. avoid visiting property units facing west near sunsets).

In order to make sure agents understand and execute the above project sales strategy, the Company holds the kick-off briefing session for the property sales project and all agents involved are required to join. The session covers the key features of the property and the specific strategy as mentioned above.

In additions, the agent management team performs onsite training to the agents to ensure they have comprehensive understanding to the property project and proper skill to promote to the buyer. Role play is commonly used in such training to the agents.

Inspection by undercover buyers - In order to ensure the agents are following the Company’s strategy and providing correct property information and required quality services to the buyers, the Company’s staff pretends as potential buyers and approach the agents.

Case-by-case follow up - At each stage of facilitating the transactions, agents are required to timely report the status and progress to the Company through the platform. Based on the record, the agent management team contacts agents to ensure they are following-up with buyers. Also, the team carries out analysis on sales conversion rate (i.e. number of successful case / number of site visit) to help agents identify whether any changes should be made to their sales approach.

In the stage of visiting property sales center, the Company requests agents to follow the instructions from the Company when the agents bring the buyer to visit the property sales center, which include for example prohibition against the conduct of marketing activities in restricted zone defined by the Company, dress code, guidelines on the use of business cards, and guidelines on the provision of advice to buyers.

The Company’s onsite staff closely monitors the behaviors of agents when the agents brings the Buyer to visit the property sales center. The agents are required to get pre-approval by the Company before bringing homebuyer to visit property sale center. The Company onsite staff verify the identities of the buyer and agents when they come to the sales center. In the whole process of the visit, the Company onsite staff closely directs and monitors agents and ensures they comply with the requirements.

•

In your response, you state that the Property Sales Contracts obligate the company to organize agents through the Company’s platforms. Explain to us how this obligation equates to an obligation to provide agency services. Cite any relevant sections of your Property Sales Contracts in your response.

As set out in our previous response, contractual terms as stated in the agreement with the property developers is to induce the buyer visiting the property’s sales center or the property developers’ properties, signing the property purchase agreement and paying the down payment. In accordance with the agreement with the developers, the Company is the primary obligor to provide such agency service and upon successfully completing this service, the Company is entitled to a commission. While the agreement goes on to set out other obligations of the Company including the organization of the agents through the Company’s platforms to promote the properties and to reach out to potential home buyers with property information as described in our response to the first bullet of this question, all of these other activities aim at inducing the buyers to sign the property purchase agreements. In other words, these other activities are inputs to provide the combined output, which is to facilitate the sale of property units. Therefore the Company’s obligation to organize agents through the Company’s platform is not considered as distinct from the agency services. The Company earns nothing even though it performs all activities above without inducing any buyers from successfully signing the property purchase agreement.,

Cooley LLP   China World Office 2   Suite 1808   No. 1 Jianguomenwai Avenue, Beijing 100004, China

t: +86 10 8540 0600   f: +86 10 8540 0700   cooley.com

U.S. Securities and Exchange Commission FANGDD NETWORK GROUP April 8, 2019 Page 10	Privileged & Confidential

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 2293 2366 or via e-mail at wcai@cooley.com.

Very truly yours, /s/Will H. Cai
Will H. Cai

Enclosures

cc:	Yi Duan, Chairman of the Board of Directors and Chief Executive Officer, FANGDD NETWORK GROUP LTD

Charlie Kim, Esq., Cooley LLP

Huaxin Wen, Financial Director, FANGDD NETWORK GROUP LTD

John Fung, Partner, KPMG Huazhen LLP

Joe Cheng, Partner, KPMG Huazhen LLP

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

Cooley LLP   China World Office 2   Suite 1808   No. 1 Jianguomenwai Avenue, Beijing 100004, China

t: +86 10 8540 0600   f: +86 10 8540 0700   cooley.com